SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2008

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2008

Grupo TMM, S.A.B.

By:
______________________________________
Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 28, 2008 (GRUPO TMM REPORTS SECOND-QUARTER 2008 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Second-Quarter 2008 Financial Results

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Oficer	Kristine Walczak (investors, analyst, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or

011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2008 FINANCIAL RESULTS

(Mexico City, July 28, 2008) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM”or the “Company”) a Mexican intermodal transportation and logistics company, reported today its financial results for the second quarter and first six months of 2008.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM stated, “We are very pleased to have successfully completed our 20-year Mexican Trust Certificates Program through the recent issuance of the third tranche. This facility is non recourse to the Company and is tied to the useful life of the vessels purchased with its proceeds. The Program was rated AA by Fitch Ratings, reflecting TMM’s continued quality operating performance, increased demand for maritime transportation services in Mexico and the Mexican Navigation Law principles. This Program was the largest placement of long-term debt tied to the useful life of transportation assets that has been issued in the Mexican market, setting a milestone for this kind of transaction.

“With the total proceeds from the three tranches, approximately 8.94 billion pesos or approximately $868 million dollars, we refinanced 20 vessels in July of last year, which were at the time financed in U.S. dollars. Additionally, we acquired 12 offshore vessels and three product tankers, to service Mexico’s exploration and transportation priorities. These actions are designed to further enhance the quality of TMM’s offerings to its clients and to support the growth of TMM over the longer term.

“The second quarter of 2008 was a transitional period for the Company, as the closing of the third tranche was delayed due to market conditions, and as the majority of our new vessels have not been delivered yet and are not reflected in our results.

“However, due to the strong demand for vessels in the Mexican maritime transportation market, we foresee having all 15 new vessels in operation as they are delivered. We already have contracts with Pemex and other clients in place for six of these vessels, three of them starting during the third quarter, one in March of 2009 and two during the third quarter of 2009. Additionally, we will participate in bids for two contracts this week; four vessels are currently being built and will be delivered in 2009; and the three product tankers will start operations in the spot market as soon as they are delivered, which will keep them employed until long-term contracts are awarded.”

Serrano continued, “The Company’s Trust Certificates Program will provide non-restricted cash flow to TMM, as this structure provides that five percent of the collected revenues are released to TMM on monthly basis as the Trust receives each payment generated by each contract. An additional five percent success fee is released to TMM if the planned interest expense and principal generated from the Trust Certificates are paid according to schedule. Moreover, after the third year of the Program, if all required payments have been fulfilled, and provided that the required reserve funds are fully funded, TMM is entitled to receive at the end of each semi-annual period up to 50 percent of any excess cash and 50 percent is used by the Trust to pay down principal. At the end of the Program, TMM will receive the remaining cash, and the Trust will transfer all assets plus the residual value of the vessels, which could represent approximately 20 percent of the original investment, back to TMM.

“Assuming no change in TMM’s current EBITDA run rate, and taking in consideration the anticipated dry dock maintenance of the Maritime fleet in the second quarter, we maintain our EBITDA run rate guidance of approximately $90 million for the fourth quarter of 2008 and estimate an EBITDA run rate of approximately $132 million for the fourth quarter of 2009.”

Serrano added, “With the successful completion of our Trust Certificates financing, we are now focused on consolidating the financial stability of the Company through the refinancing of our securitization facility, which we expect to complete before year end. To assist in this refinancing, the Company has identified certain non-productive, non-strategic assets which could be sold, using the proceeds from these sales to partially pay down this securitization facility.

“Additionally, to support our shareholders in these times of high volatility in the Markets, the Company reactivated its share repurchase program. Since this program was authorized in December 2007, the Company has repurchased 687,800 shares.”

Serrano concluded, “With the completion of our efforts to raise capital to acquire vessels in response to the critical need for oil exploration in Mexico, our next priority is to capitalize TMM and reduce our debt service. We will also look at new strategies that will enable us to gain our full potential market share and improve our operating performance and cost management. We see tremendous opportunity in front of us and look forward to building positive momentum in 2008 and beyond. We are committed to improving operating results and providing economic value to our shareholders.”

FINANCIAL RESULTS
In the second quarter of 2008, consolidated revenues increased 26.3 percent to $92.6 million, compared to $73.3 million in the same period of 2007. In the six-month period of 2008, consolidated revenues improved 25.8 percent to $178.5 million compared to $141.9 million in the 2007 period. These increases were mainly due to higher volumes at Maritime, and at Logistics, due to the incorporation of the auto hauling business and to higher volumes.

In the first six months of 2008, consolidated transportation income decreased 10.8 percent to $11.5 million compared to $12.9 million in the first six months of 2007, mainly due to profit reductions at Ports and Logistics and to the anticipated dry dock maintenance of certain vessels, which will benefit Maritime results in the second half of the year.

Costs and operating expenses in the second quarter of 2008 increased 36.3 percent to $79.2 million compared to $58.1 million in the same period of 2007. Comparing the six-month period of 2008 with the same period of 2007, costs and operating expenses increased 32.5 percent, from $111.7 million in the 2007 period to $148.0 million in the 2008 period. These increases were impacted by the appreciation of the peso versus the dollar, by increased revenues, by costs related to the Company’s auto hauling business and by an increase of $12.4 million of costs in vessel leases due to additional vessels in operation.

Corporate expenses in the second quarter and first half of 2008 were lower than in the second quarter and first half of 2007. The ratio of corporate expenses to total revenue decreased to 4.3 percent in the second quarter of 2008 compared to 6.1 percent in the same period last year, and to 4.8 percent in the first six months of 2008 compared to 6.4 percent in the 2007 first half.

In the second quarter of 2008, EBITDA decreased to $12.6 million compared to $13.5 million in the same period last year. In the first six months of 2008, EBITDA increased to $28.8 million compared to $26.3 million in the same period last year.

Net financial cost in the second quarter of 2008 was $18.7 million, increasing $8.4 million compared to $10.3 million incurred in the same period of 2007. Net financial cost in the first six months of 2008 was $35.1 million, increasing $14.2 million compared to $20.9 million incurred in the same period of 2007. These increases were mainly due to a net increase in interest expense of $13.7 million and of $19.4 million in the second quarter and first six months of 2008, respectively, attributable to a higher balance of debt from the first and second issuances of Trust Certificates used to acquire new vessels, and to the appreciation of the peso versus the dollar in the 2008 periods. These increases were partially reduced by an interest decrease of $3.2 million in the first six months of 2008 resulting from a prepayment of the securitization facility in the 2007 period.

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Tuesday, July 29 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial (877) 888-4605 (domestic) or (416) 695-6320 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=49626.

A replay of the conference call will be available through August at 11:59 p.m. Eastern time, by dialing (800)408-3053 or (416)695-5800, and entering conference ID 3265879. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=49626.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A.B. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Ports	1.804	1.943	4.235	4.677

Maritime	50.132	45.495	99.085	87.379

Logistics	37.365	25.932	70.683	50.017

Corporate and Others	3.259	(0.066)	4.474	(0.150)

Revenue from freight and services	92.560	73.304	178.477	141.923

Ports	(1.417)	(1.385)	(2.973)	(2.914)

Maritime	(36.701)	(31.170)	(68.625)	(58.399)

Logistics	(37.578)	(25.664)	(71.415)	(50.583)

Corporate and Others	(3.496)	0.068	(5.034)	0.161

Cost of freight and services	(79.192)	(58.151)	(148.047)	(111.735)

Ports	(0.221)	(0.192)	(0.437)	(0.384)

Maritime	(3.875)	(3.525)	(7.500)	(6.928)

Logistics	(1.143)	(0.457)	(2.361)	(0.882)

Corporate and others	(0.011)	(0.004)	(0.014)	(0.008)

Depreciation of vessels and equipment	(5.250)	(4.178)	(10.312)	(8.202)

Corporative expenses	(3.983)	(4.448)	(8.589)	(9.064)

Ports	0.166	0.366	0.825	1.379

Maritime	9.556	10.800	22.960	22.052

Logistics	(1.356)	(0.189)	(3.093)	(1.448)

Corporate and Others	(4.231)	(4.450)	(9.163)	(9.061)

Transportation income	4.135	6.527	11.529	12.922

Other (expenses) income - Net	1.283	3.055	0.384	3.163

Operating Income	5.418	9.582	11.913	16.085

Financial (expenses) income - Net	(10.174)	(10.657)	(24.686)	(20.495)

Exchange (loss) gain - Net	(8.498)	0.350	(10.388)	(0.432)

Net financial cost	(18.672)	(10.307)	(35.074)	(20.927)

Loss before taxes	(13.254)	(0.725)	(23.161)	(4.842)

Provision for taxes	(1.460)	(0.230)	(1.460)	(0.799)

Net Loss for the period	(14.714)	(0.955)	(24.621)	(5.641)

Attributable to :

Minority Interest	0.192	(0.308)	0.564	0.066

Equity holders of GTMM, S.A.B.	(14.906)	(0.647)	(25.185)	(5.707)

Weighted average outstanding shares (millions)	56.704	56.963	56.802	56.963
Loss earnings per share (dollars / share)	(0.26)	(0.01)	(0.44)	(0.10)

Outstanding shares at end of period (millions)	56.385	56.963	56.385	56.963
Loss earnings per share (dollars / share)	(0.26)	(0.01)	(0.45)	(0.10)

* Prepared in accordance with International Financial Reporting Standards (IFRS).

Grupo TMM, S.A.B. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	June 30,	December 31,
	2008	2007

Current assets:
Cash and cash equivalents	92.580	52.235

Accounts receivable
Accounts receivable - Net	49.598	44.812

Other accounts receivable	51.471	32.698

Prepaid expenses and others current assets	16.122	12.506

Total current assets	209.771	142.251

Property, machinery and equipment	554.272	453.069

Cummulative Depreciation	(121.421)	(108.830)

Property, machinery and equipment - Net	432.851	344.239

Other assets	65.769	59.866

Deferred taxes	115.818	115.818

Total assets	824.209	662.174

Current liabilities:
Bank loans and current maturities of long term liabilities	17.591	10.547

Sale of accounts receivable	14.210	13.463

Suppliers	32.869	28.660

Other accounts payable and accrued expenses	46.833	40.127

Total current liabilities	111.503	92.797

Long–term liabilities:
Bank loans	67.826	49.707

Trust Certificates Debt (1)	306.749	139.231

Deferred Credit Related to the Trust Certificates Debt (1)	109.762	121.531

Sales of accounts receivable	107.194	113.362

Other long–term liabilities	27.639	26.684

Total long–term liabilities	619.170	450.515

Total liabilities	730.673	543.312

Stockholders’ equity:
Common stock	119.928	121.094

Retained earnings	(12.974)	11.885

Initial accumulated translation loss	(17.757)	(17.757)

Cummulative translation adjusted	(1.626)	(2.263)

	87.571	112.959

Minority Interest	5.965	5.903

Total stockholders’ equity	93.536	118.862

Total liabilities and stockholders’ equity	824.209	662.174

* Prepared in accordance with International Financial Reporting Standards (IFRS)

(1) The Trust Certificates have two portions, one secured by the assets contributed to the Trust (vessels and cash), and another one which shows the difference between the net balance of the Trust assets and the Trust liabilities, and represents a deferred credit without recourse to the Company, which will be paid with future services rendered over the life of the Trust.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007

Cash flow from operation activities:
Net loss before discontinuing operations	(14.714)	(0.955)	(24.621)	(5.641)

Charges (credits) to income not affecting resources:
Depreciation & amortization	8.469	6.974	17.235	13.337

Deferred Income Taxes		(2.216)		(2.216)

Other non-cash items	35.381	10.860	44.991	20.918

Total non-cash items	43.850	15.618	62.226	32.039

Changes in assets & liabilities	(35.094)	7.559	(27.984)	9.838

Total adjustments	8.756	23.177	34.242	41.877

Net cash provided by operating activities	(5.958)	22.222	9.621	36.236

Cash flow from investing activities:

Proceeds from sales of assets	0.481	6.214	0.519	6.834

Payments for purchases of assets	(47.611)	(44.179)	(102.001)	(76.624)

Acquisition of shares of subsidiaries		(3.771)		24.504

Paid to Minority Partners		(2.450)		(2.450)

Common stock decrease of subsidiaries			(0.490)

Net cash used in investment activities	(47.130)	(44.186)	(101.972)	(47.736)

Cash flow provided by financing activities:

Short-term borrowings (net)	(0.217)	(3.079)	2.526	2.317

Sale (repurchase) of accounts receivable (net)	(7.241)	(10.030)	(14.537)	(20.138)

Repayment of long-term debt	(52.119)	(10.020)	(56.863)	(20.527)

Proceeds from issuance of long-term debt	149.161	52.500	202.411	52.500

Sale (Acquisition) of trasury shares, net	(0.746)		(0.841)

Net cash provided (used in) by financing activities	88.838	29.371	132.696	14.152

Net increase (decrease) in cash	35.750	7.407	40.345	2.652

Cash at beginning of period	56.830	33.911	52.235	38.666

Cash at end of period	92.580	41.318	92.580	41.318

*Prepared in accordance with International Financial Reporting Standards (IFRS)

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Second Quarter 2008 Financial Results

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.